

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

September 14, 2007

Mr. J. Bruce Lancaster
Chief Financial Officer
O.I. Corporation
151 Graham Road, Box 9010
College Station, TX 77842-9010

> **RE:** **O.I. Corporation**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 0-06511**

Dear Mr. Lancaster:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Branch Chief